Exhibit 99.6

Gewone algemene vergadering van 28 april 2021 Annual shareholders’ meeting of 28 April 2021

Kennisgeving van deelname (enkel te gebruiken door houders van aandelen op naam of inschrijvingsrechten)	Notification of participation (to be used by holders of registered shares or subscription rights only)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

heeft kennis genomen van de gewone algemene vergadering van Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”),	has taken notice of the annual shareholders’ meeting of Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”),

die zal plaatsvinden op woensdag 28 april 2021 om 14 uur (Belgische tijd) op de zetel van de Vennootschap	to be held on Wednesday 28 April 2021 at 2:00 p.m. (Belgian time) at the offices of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn/haar voornemen om aan deze algemene vergadering deel te nemen,	and hereby notifies the Company of his/her/its intention to participate in these shareholders’ meeting,

met de volgende effecten:	with the following securities:

	aandelen op naam en/of		registered shares and/or

(Aantal)		(Number)

	inschrijvingsrechten.		subscription rights.

(Aantal)		(Number)

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op 22 april 2021 bij Galapagos NV toe te komen. Deze dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België). Gelet op de COVID-19 pandemie wordt het gebruik van e-mail sterk aangemoedigd.	The signed notification must be received by Galapagos NV at the latest on 22 April 2021. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). In view of the COVID-19 pandemic, the use of e-mail is strongly encouraged.

Aandeelhouders die zich wensen te laten vertegenwoordigen of te stemmen op afstand moeten tevens voldoen aan de registratie- en toelatingsvoorwaarden zoals beschreven in de oproeping tot de algemene vergadering.	Shareholders who wish to be represented by proxy or to vote remotely must also comply with the registration- and admission formalities as described in the convening notice to the shareholders’ meeting.

Galapagos NV | Kennisgeving van deelname AV 28 april 2021 | Attendance notification AGM 28 April 2021
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